December 20, 2017

Via EDGAR
H. Roger Schwall
Assistant Director
Office of Natural Resources
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Re: California Resources Corporation
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 1-36478
Ladies and Gentlemen:
Set forth below are the responses of California Resources Corporation (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 12, 2017, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2016, filed with the Commission on February 24, 2017, File No. 1-36478 (“Form 10-K”).
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2016

Properties, page 27

Proved Undeveloped Reserves, page 35

1.
You disclose that your year-end development plans and associated proved undeveloped reserves are consistent with SEC guidelines for development “within five years.” Confirm for us, if true, that your proved undeveloped reserves will be converted to proved developed within five years of initial reporting as proved undeveloped reserves.

RESPONSE:

We acknowledge the Staff’s comment and confirm to the Staff that at the time of our 10-K filing on February 24, 2017, our development plan contemplated that all of our proved undeveloped reserves will be converted to proved developed within five years of initial reporting as proved undeveloped reserves.

Financial Statements and Supplementary Data, page 81

Supplemental Oil and Gas Information (Unaudited), page 116

Proved Developed and Undeveloped Reserves

2.
Expand the disclosure relating to the changes in net proved reserves for each of the periods presented to provide an appropriate narrative explanation for the significant changes relating to each line item entry within your reconciliation, such as revisions of previous estimates, improved recovery, extensions and discoveries, acquisitions and divestitures. Your explanation should address the change for the line item by separately identifying and quantifying each factor that contributed to a significant change so that the change in net reserves between periods is fully explained. To the extent that two or more factors contribute to a significant change, indicate the net amount attributable to each factor accompanied by a narrative explanation. Your disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

RESPONSE:

We acknowledge the Staff's comment and respectfully advise the Staff that the following narrative explanation for the significant changes relating to each line item within our reconciliation to the changes in net proved reserves was included in Item 2 Properties – Our Reserves and Production Information on pages 33 to 34 in our Form 10-K.

“Improved Recovery
In 2016, we added proved reserves of 3 MMBoe from improved recovery through proven IOR and EOR methods. The improved recovery additions in 2016 were associated with the continued development of steamflood and waterflood properties in the San Joaquin basin. The types of conventional IOR and EOR development methods we use can be applied through existing wells, though additional drilling is frequently required to fully optimize the development configuration.

Extensions and Discoveries
In 2016, we added 20 MMBoe of proved reserves from extensions and discoveries, which generally result from exploration, exploitation and development programs. The extensions and discovery additions were associated with the continued successful but limited drilling primarily in the San Joaquin, Los Angeles, and Ventura basins.

Revisions of Previous Estimates
Revisions related to performance - Performance related revisions can include upward or downward changes to previous proved reserves estimates due to the evaluation or interpretation of geologic, production decline or operating performance data. In 2016, our positive performance related revisions of 13 MMBoe resulted primarily from better than expected reservoir performance and comprehensive field development planning. These positive revisions primarily came from the San Joaquin and Ventura basins.

Revisions related to price changes - Product price changes affect proved reserves we record. For example, higher prices generally increase the economically recoverable reserves in all of our operations, because the extra margin extends their expected lives and renders more projects economic. Partially offsetting this effect, higher prices decrease our share of proved cost recovery reserves under arrangements similar to production-sharing contracts at our Long Beach operations because less oil is required to recover costs. Conversely, when prices drop, we experience the opposite effects. Total net negative price revisions in 2016 were 60 MMBoe. The price revisions incorporated the positive effect of lower operating costs also caused by the lower commodity price environment.

During the course of 2016 we experienced further price declines compared to 2015, resulting in the average SEC price for Brent oil decreasing from $55.57 per barrel for 2015 to $42.90 for 2016. As a result, we experienced negative price related revisions to our proved reserves at December 31, 2016 of 60 MMBoe. Generally, lower prices adversely impact the quantity of our reserves as those reserves may no longer meet the economic producibility criteria under the rules or may be removed due to a lower amount of capital available to develop these projects within the SEC-mandated five-year limit. However, our production-sharing contracts in Long Beach tend to partially offset these effects because our share of production and reserves from these contracts increases as prices decline. Further, during the course of the year we implemented significant cost reduction and efficiency steps, which reduced our production costs by approximately 16% and drilling costs by approximately 23%. These cost reductions, as well as other efficiency efforts, offset a portion of the price-related loss of reserves quantities as some of the barrels that would have become uneconomic in later years remain economic, a portion of the proved undeveloped reserves that would otherwise be removed from the reserves quantities become economic and we expect to drill more wells with the same amount of capital.”

We believe that a reader of our financial statements would benefit from an explanation for these changes in the front section of our Form 10-K where we also present the proved reserves additions table. However, we acknowledge that FASB ASC 932-235-50-5 requires us to also present this narrative in the Supplemental Oil and Gas Information section of the Form 10-K. Therefore, in future filings, we will provide cross references in the Supplemental Oil and Gas Information section to our narrative discussion in Item 2 Properties – Our Reserves and Production Information.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at (818) 661-6021.

Very truly yours,
California Resources Corporation

By:	/s/ Roy Pineci
Name:	Roy Pineci
Title:	Executive Vice President, Finance

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